For Immediate Release

NORSAT ANNOUNCES APPROVAL OF ADVANCE NOTICE POLICY

Vancouver, British Columbia – April 4, 2013 – Norsat International Inc. (“Norsat” or the “Company”) (TSX: NII and OTC BB: NSATF), a leading provider of innovative communication solutions that enable the transmission of data, audio and video for challenging applications and environments, announced on March 8, 2013 that it will hold an annual general and special meeting of shareholders (the “Meeting”) on May 8, 2013. The record date for the shareholders entitled to vote at the Meeting has been set as shareholders of record as at the close of business on April 3, 2013.

The Company also announces that the board of directors (the “Board”) of the Company approved an advance notice policy (the “Advance Notice Policy”) effective on April 3, 2013. The Advance Notice Policy includes, among other things, a provision that requires advance notice be given to the Company in circumstances where nominations of persons for election to the Board are made by shareholders of the Company other than pursuant to: (i) a requisition of a meeting made pursuant to the provisions of the Business Corporations Act (British Columbia) (the “Act”); or (ii) a shareholder proposal made pursuant to the provisions of the Act.

Additionally, the Advance Notice Policy sets a deadline by which holders of record of common shares of the Company must submit director nominations to the Company prior to any annual or special meeting of shareholders, sets forth the information that a shareholder must include in the notice to the Company, and establishes the form in which the shareholder must submit the notice for that notice to be in proper written form.

In the case of an annual meeting of shareholders, notice to the Company must be made not less than 30 days nor more than 65 days prior to the date of the annual meeting. However, in the event that the annual meeting is to be held on a date that is less than 40 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the tenth (10th) day following such public announcement.

In the case of a special meeting of shareholders (which is not also an annual meeting) notice to the Company must be made not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting was made.

As this is the first year of the adoption of the policy, for the purpose of the Meeting only the Board is waiving the 35 day notice period and will allow a notice of nominations under the Advance Notice Policy to be made through April 18, 2013. Such notice must be in the form, and given in the manner, prescribed by the Advance Notice Policy, and the Corporate Secretary of the Company has stipulated investor@norsat.com as an email address for receipt of such a notice.

The full text of the Advance Notice Policy is available under the Company’s profile on SEDAR at www.sedar.com.

About Norsat International Inc.

Founded in 1977, Norsat International Inc. is a leading provider of innovative communication solutions that enable the transmission of data, audio and video for challenging applications and environments. Norsat's products and services include leading-edge product design and development, production, distribution and infield support and service of flyaway satellite terminals, microwave components, M2M Solutions, antennas, Radio Frequency (RF) conditioning products, maritime based satellite terminals and remote network connectivity solutions. Additionally, through its Norsat Power Solutions segment, Norsat is a provider of power conversion and energy storage solutions for the communications, transportation and resource sectors. More information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2800.

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For further information, contact:

Dr. Amiee Chan	Mr. Arthur Chin
President & CEO	Chief Financial Officer
Tel: 604 821-2800	Tel: 604 821-2800
Email: achan@norsat.com	Email: achin@norsat.com